Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Snap Interactive, Inc. (the “Company”) on Amendment No. 6 to the Form S-1 (File No. 333-172202) of our report, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, dated March 14, 2016, with respect to our audit of the consolidated financial statements of Snap Interactive, Inc. and Subsidiary as of December 31, 2015 and for the year then ended, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

April 13, 2016